EXHIBIT 99.1

                          PRESS RELEASE

                      FOR IMMEDIATE RELEASE



DATE:            February 4, 1999

CONTACTS:        (NBC Capital Corporation)
                 L. F. Mallory, Jr., Chairman of the Board and
Chief
                  Executive Officer (601-324-4777)
                 Richard Haston, Executive Vice President and
                  Chief Financial Officer (601) 324-4258

                 (FFBS Bancorp, Inc.)  Symbol "FFBS"
                 Frank Griffin, President and Chief Executive
Officer
                  (601)328-4631



                      NBC CAPITAL CORPORATION
                      Starkville, Mississippi

                         FFBS BANCORP, INC.
                       Columbus, Mississippi





               COLUMBUS' FIRST FEDERAL TO MERGE WITH NBC


STARKVILLE - The Boards of Directors of NBC Capital Corporation and FFBS Bancorp, Inc., the parent company for First Federal Bank for Savings, Columbus, Mississippi, have jointly announced that they have reached an agreement to merge the two companies whereupon NBC Capital Corporation would be the surviving company. First Federal was originally chartered in Columbus in 1892.

NBC Capital Corporation, with approximately $780 million in assets, currently operates 32 banking offices in East Mississippi and Tuscaloosa, Alabama. The company earned $9.3 million in 1998 prior to its recently concluded merger with First National Corporation of West Point. First Federal has assets of $160 million and operates four banking offices in Columbus and New Hope, Mississippi. The resulting entity will have assets of approximately $940 million.

Under the terms of the agreement, each share of FFBS common stock will be exchanged for .7702 shares of NBC common stock. Based on the current market price for NBC $40.00), the per share value of the transaction is $30.81. The aggregate value of the transaction, including the exercise of all stock options, is approximately $50.6 million. The transaction will be a tax-free exchange and accounted for as a pooling of interest. The transaction, which is pending shareholder and regulatory approval, is expected to be completed in mid-1999.

"First Federal has provided quality financial service to the citizens of Columbus and Lowndes County since 1892," stated L. F. Mallory, Jr., Chairman and CEO of NBC Capital Corporation. "They have a well earned reputation of offering excellent personal service to their customers and have excelled as a retail mortgage lender in the Columbus/Lowndes County market. They are a successful organization," said Mallory. "We look forward to our association with them and plan to further enhance their mortgage activities as well as provide additional financial services to their many loyal customers," concluded Mallory.

"We are pleased to unite with NBC," stated Frank Griffin, President and CEO of FFBS Bancorp. "We are familiar with their management and corporate culture. They are strong financially and share our values and commitment to customer service. We believe our union and NBC will provide our customers with additional financial services that will be useful to them," concluded Griffin.

William McIntyre, Chairman of FFBS Bancorp shared Griffin's enthusiasm. "NBC is a quality institution that knows this market. We look forward to our companies coming together and the tremendous opportunity this union represents for those served by First Federal and NBC," concluded McIntyre.